                                   SCHEDULE 13D
                 SCHEDULE 13D IS PROPOSED TO BE AMENDED. SEE BELOW.

     REG. 240.13D-101. Schedule 13D - Information to be included in statements filed pursuant to 240.13d-1(a) and amendments thereto filed pursuant to
                                   240.13d-2(a).

                        SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                        Under the Securities Act of 1934

                        INTERUNION FINANCIAL CORPORATION
                 ________________________________________________
                                  (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE, PER SHARE
                 ________________________________________________
                          (Title of Class of Securities)


                                    460 926 306
                 ________________________________________________
                                   (CUSIP Number)


     SELWYN J. KLETZ, 499 RIVERSIDE DRIVE, TORONTO, ONTARIO CANADA M6S 4B6
                  ________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices & Communications)


                                   JUNE 30, 1997
                  ________________________________________________
              (Date of Event which requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

   * The remainder of this cover page shall be filled out for a report person's initial filing on this form with respect to the subject class of securities, and for any subsequent amemdment containing information which could alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be sujbec to all other provisions of th Act (however, see the Notes).

CUSIP No. 460 926 306
          ___________

    NUMBER 5 IS PROPOSED TO BE AMENDED BY REVISING IT TO READ "(5) CHECK IF
     DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)" IN
                RELEASE NO. 34-34923 (85.452) NOVEMBER 1, 1994.
                ________________________________________________

     1) Names of Reporting Persons S.S. or I.R.S. Identificantion No. of Above Persons
                   SELWYN J. KLETZ S.S./I.R.S. NOT APPLICABLE
                ________________________________________________

     2) Check the Appropriate Box if a Member of a Group (See Instructions)
        A)
        ________________________________________________

        B)
        ________________________________________________

     3) SEC Use Only
        ________________________________________________

     4) Source of Funds
                        PF
        ________________________________________________

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(c)
        ________________________________________________

     6) Citizenship or Place of Organization
                       CANADIAN
        ________________________________________________

Number of      (7)   Sole Voting Power 100,000
Shares Bene-                           _________________________________
  ficially     (8)   Shared Voting Power
Owned by                               _________________________________
Each Report-   (9)   Sole Dispositive Power 100,000
ing Person                                  ____________________________
With           (10 ) Shared Dispositive Power
                                             ___________________________


     11) Aggregate Amount Beneficially Owned by Each Reporting Person
                   100,000
         ________________________________________________

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         ________________________________________________

     13) Percent of Class Represented by Amount in Row (11)
                   8%
         ________________________________________________

     14) Type of Reporting Person (See Instruction)
                      IN
         ________________________________________________

ITEM 1. Security and Issuer
        The class of equity securities to which this statement relates is the common stock, $0.001 par value ("Common Stock"), of InterUnion Financial Corporation, ("Issuer"), a Delaware corporation, whose principal executive offices are located at Suite 301H, 249 Royal Palm Way, Palm Beach, Florida, 33480.

        The percentage of beneficial ownership reflected in this Statement is based upon 1,220,250 shares of Common Stock, outstanding on November 14, 1997, which number has been obtained directly from the Issuer.

ITEM 2. Identity and Background
        a)   This statement is filed on behalf of Selwyn J. Kletz ("Kletz")
        b)   Residence Address:  499 Riverside Dr. Toronto, Ontario
             Canada M6S 4B6
        c) Principal Occupation: Vice-President and Director, InterUnion Financial Corporation

ITEM 3. Source and Amount of Funds or Other Consideration
        a) On October 1, 1996, Kletz subscribed for 40,000 shares of Common Stock of the Issuer pursuant to Regulation "S" for consideration of $200,000. Purpose: contribution to working capital of Issuer.

        b) On June 30, 1997, Kletz exercised an option entitling the purchase of 60,000 shares of Common Stock for consideration of $180,000. Purpose: contribution to working capital of Issuer and acquisition of Leon Frazer, Black & Associates Ltd.

                                   SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 14 , 1997                           SELWYN J. KLETZ


                                                    By: /s/ Selwyn J. Kletz
                                                        -------------------
                                                          Selwyn J. Kletz